Exhibit 12.1
Ratio of Earnings to Fixed Charges
June 30, 2010
(in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Income (loss) from continuing operations before income taxes, minority interest and income (loss) from equity investees	(1,479)	14,322	9,827	30,775	166,842	117,435	70,228
Plus fixed charges:
Interest expense on indebtedness	12,626	14,582	27,460	27,597	25,809	30,215	40,634
Capitalized interest	5,811	2,482	5,976	5,087	6,159	3,658	—
Amortization of borrowing expenses	1,492	988	1,990	1,669	1,408	1,383	1,479
Amortization of capitalized interest	952	967	2,128	1,712	799	471	481
Rental expense under operating leases deemed to be representative of the interest factor	472	386	875	1,141	906	1,705	1,636
Adjusted income (loss) from continuing operations	19,874	33,727	48,256	67,981	201,923	154,867	114,458
Fixed charges	21,353	19,405	38,429	37,206	35,081	37,432	44,230
Ratio of earnings to fixed charges	0.9	1.7	1.3	1.8	5.8	4.1	2.6